CopyTele, Inc.

900 Walt Whitman Road

Melville, NY  11747

April 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo, Attorney-Adviser

Re:

CopyTele, Inc.

Registration Statement on Form S-3

Filed February 11, 2014, as amended

File No. 333-193869

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CopyTele, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. on Friday, April 25, 2014, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert A. Berman

Robert A. Berman

President and Chief Executive Officer